Dreyfus
Municipal Bond Fund

ANNUAL REPORT August 31, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Municipal Bond Fund, covering the 12-month period from September 1, 2005, through August 31, 2006.

After more than two years of steady and gradual increases, on August 8 the Federal Reserve Board (the "Fed") decided to hold short-term interest rates unchanged at 5.25%. In the announcement of its decision, the Fed indicated that its previous rate hikes and high energy prices have contributed to a mild slowdown in U.S. economic growth. Recent reports of cooling housing markets in many regions of the United States appeared to confirm this view.

Most sectors of the U.S. fixed-income market rallied in the wake of the Fed's announcement, including municipal bonds. Investors apparently are optimistic that higher borrowing costs and moderating home values may wring current inflationary pressures from the economy. At the same time, most states and municipalities have continued to report higher-than-expected tax receipts as a result of the recovering economy, helping to support the credit quality of many municipal bond issuers. As always, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains properly diversified and aligned with your current and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
September 15, 2006



DISCUSSION OF FUND PERFORMANCE

Paul Disdier, Senior Portfolio Manager

How did Dreyfus Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended August 31, 2006, the fund achieved a total return of 3.14%.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 3.03% for the same period.[2]

After bouts of weakness earlier in the reporting period, municipal bonds generally rallied during the summer of 2006 as inflation and interest-rate concerns eased. The fund produced a higher return than that of its benchmark, mainly due to our emphasis on long-term securities that benefited from the market rally.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital.

To pursue this goal, the fund normally invests substantially all of its net assets in municipal bonds that provide income exempt from federal income tax. The fund will invest at least 75% of its assets in municipal bonds rated A or better or the unrated equivalent as determined by Dreyfus. The fund may invest up to 25% of its assets in municipal bonds rated below A or the unrated equivalent as determined by Dreyfus, including bonds rated below investment-grade quality ("high yield" or "junk" bonds). The dollar-weighted average maturity of the fund's portfolio is not restricted, but normally exceeds 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest rate environment and the municipal bond's potential volatility under different interest rate scenarios. We focus on bonds with the potential to offer attractive current income or that are trading at attractive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with our changing views of the current interest rate and market environments. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Early in the reporting period, the U.S. economy continued to grow despite headwinds such as volatile energy prices and rising interest rates. Still, at the time, fixed-income investors appeared relatively unconcerned about inflation, helping to support returns in the municipal bond market. Investor sentiment appeared to change in the spring of 2006, however, when hawkish comments by members of the Federal Reserve Board (the "Fed") and rising energy prices sparked renewed inflation concerns and heightened market volatility. These concerns subsequently eased, when evidence of softening housing markets and less impressive employment gains suggested that the rate of economic growth might be moderating. As a result, municipal bonds rallied over the summer of 2006, enabling the Index to post a solidly positive total return for the reporting period overall.

At the same time, supply-and-demand factors remained supportive of municipal bond prices. Many states and municipalities have taken in more tax revenue than they originally projected, reducing their need to borrow. As a result, municipal bond issuance volume declined compared to the same period one year earlier. On the other hand, investor demand remained robust from individuals and institutions seeking competitive levels of tax-exempt income. Consequently, investors have had more difficulty finding bonds that meet their criteria, especially in many of the higher income tax states.

Despite the reporting period's occasionally mixed economic signals, we maintained our view that inflation would remain benign and the Fed was near the end of its tightening campaign. Accordingly, we set the fund's average duration — a measure of sensitivity to changing interest rates — in a range we considered slightly longer than industry averages. However, because yield differences along the market's maturity range have been narrower than historical norms, it made little sense to us to establish an even longer duration posture. Instead, we attempted to capture higher yields from securities backed by health care facilities, airlines and the states' settlement of litigation with U.S. tobacco companies. These income-oriented securities fared relatively well in the generally robust economic environment.

What is the fund's current strategy?

In our view, the prospect of slower economic growth, moderate inflation and favorable supply-and-demand dynamics may help support municipal bond prices over the foreseeable future. Because it appears to us that short-term interest rates may have peaked for this cycle, we have begun to consider focusing more intently on securities without early-redemption provisions, which tend to do well as interest rates decline.

September 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



	Dreyfus Municipal Bond Fund	———
	Lehman Brothers Municipal Bond Index†	·······

Comparison of change in value of $10,000 investment in Dreyfus Municipal Bond Fund and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 8/31/06*

	1 Year	5 Years	10 Years
Fund	**3.14%**	**3.81%**	**4.87%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus Municipal Bond Fund on 8/31/96 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in municipal securities and its performance shown in the line graph takes into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. The Index does not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Bond Fund from March 1, 2006 to August 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2006

Expenses paid per $1,000†	$ 4.38
Ending value (after expenses)	$1,022.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2006

Expenses paid per $1,000†	$ 4.38
Ending value (after expenses)	$1,020.87

† *Expenses are equal to the fund's annualized expense ratio of .86%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2006

Long-Term Municipal Investments—102.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—6.0%				
Alabama Housing Finance Authority, SFMR (Home Mortgage Revenue Bond Program) (Collateralized; GNMA)	6.10	10/1/27	2,405,000	2,463,658
Alabama Public School and College Authority	6.77	7/1/15	23,520,000 [a,b]	24,939,432
Alabama Public School and College Authority (Capital Improvement)	5.50	7/1/19	29,250,000	31,031,617
Courtland Industrial Development Board, EIR (International Paper Co. Project)	6.25	8/1/25	8,000,000	8,732,000
Jefferson County, Limited Obligation School Warrants	5.25	1/1/19	23,000,000	24,561,700
Jefferson County, Limited Obligation School Warrants	5.25	1/1/20	20,000,000	21,306,000
Jefferson County, Limited Obligation School Warrants	5.50	1/1/21	5,000,000	5,417,800
Alaska—1.4%				
Alaska Energy Authority, Power Revenue (Bradley Lake Hydroelectric Project) (Insured; FSA)	6.00	7/1/17	5,730,000	6,682,441
Alaska Housing Finance Corp. (Insured; MBIA)	7.48	12/1/19	13,880,000 [a,b]	14,165,581
Anchorage, Electric Utility Revenue (Insured; MBIA)	6.50	12/1/15	6,135,000	7,388,626
Arizona—1.8%				
Apache County Industrial Development Authority, PCR (Tucson Electric Power Co. Project)	5.85	3/1/28	7,750,000	7,754,030
Apache County Industrial Development Authority, PCR (Tucson Electric Power Co. Project)	5.88	3/1/33	28,570,000	28,585,428

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California−11.9%				
California, Economic Recovery	5.25	7/1/12	19,980,000	21,683,295
California, GO	5.00	3/1/15	17,460,000	18,870,943
California, GO	5.00	6/1/22	13,460,000	14,225,605
California, GO	5.00	8/1/22	14,920,000	15,782,525
California, GO	5.00	3/1/26	20,845,000	21,964,793
California, GO (Various Purpose)	5.50	4/1/28	10,070,000	11,049,307
California, GO (Various Purpose)	5.50	4/1/30	4,420,000	4,837,734
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Kern County Tobacco Funding Corp.)	6.25	6/1/37	6,100,000	6,496,744
California Department of Water Resources, Power Supply Revenue	5.13	5/1/12	20,500,000 c	22,327,575
California Department of Water Resources, Water Revenue (Central Valley Project)	5.50	12/1/11	1,280,000 c	1,401,600
California Department of Water Resources, Water Revenue (Central Valley Project)	5.50	12/1/16	6,390,000	6,966,314
California Public Works Board, LR (Department of Mental Health-Coalinga)	5.13	6/1/29	7,000,000	7,294,700
California Public Works Board, LR (Various University of California Projects)	5.50	6/1/14	9,750,000	10,643,782
Chula Vista, IDR (San Diego Gas and Electric)	5.50	12/1/21	10,000,000	10,895,900
Coast Community College District, GO (Insured; FSA)	0.00	8/1/29	15,000,000	11,232,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.50	6/1/13	28,495,000 c	31,505,212
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC)	5.50	6/1/13	11,500,000 c	12,714,860
Los Angeles Community College District, GO (Insured; FSA)	5.00	8/1/25	5,000,000	5,304,300
Colorado—.4%				
University of Colorado Hospital Authority, Revenue	5.00	11/15/37	7,500,000	7,625,250
Connecticut—1.0%				
Mashantucket Western Pequot Tribe, Special Revenue	6.40	9/1/07	9,170,000 b,c	9,519,377
Mashantucket Western Pequot Tribe, Special Revenue	6.40	9/1/11	9,330,000 b	9,516,600
Delaware—.1%				
Delaware Housing Authority, Senior SFMR	6.45	1/1/26	1,590,000	1,593,069
District of Columbia—1.5%				
District of Columbia Tobacco Settlement Financing Corp., Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	12,855,000	14,942,266
District of Columbia Tobacco Settlement Financing Corp., Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	173,400,000	15,299,082
Florida—4.8%				
Florida Department of Environmental Protection, Revenue (Insured; FGIC)	5.75	7/1/13	10,270,000	11,125,799
Florida Housing Finance Corporation, Homeowner Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.10	7/1/31	9,705,000	9,932,291

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Florida State Board of Education, Public Education Capital Outlay	5.50	6/1/16	12,000,000	13,034,160
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	7,000,000	7,381,360
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/24	10,110,000	10,734,798
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/25	11,455,000	12,145,164
Orange County Health Facilities Authority, Revenue (Orlando Regional Healthcare)	6.00	12/1/12	2,090,000 c	2,345,753
Orlando Utilities Commission, Water and Electric Revenue	6.75	10/1/17	15,875,000	19,058,573
Tampa, Utility Tax and Special Revenue (Insured; AMBAC)	5.75	10/1/13	9,100,000	10,249,785
Georgia—3.9%				
Atlanta Development Authority, Student Housing Revenue (ADA/CAU Partners Inc.) (Insured; ACA)	6.25	7/1/14	4,605,000	4,975,196
Chatham County Hospital Authority, Improvement Revenue (Memorial Health University)	5.75	1/1/29	4,000,000	4,349,440
Fulton County Facilities Corp., COP (Fulton County Public Purpose Project) (Insured; AMBAC)	5.50	11/1/18	11,630,000	12,497,016
Georgia	5.80	11/1/09	19,580,000 c	21,240,776
Georgia	5.80	11/1/09	20,000,000 c	21,696,400
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.63	9/1/30	5,100,000	5,462,610

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Private Colleges and Universities Authority, Revenue (Mercer University Project)	5.75	10/1/11	6,000,000 c	6,663,120
Hawaii−.8%				
Hawaii (Insured; FSA)	5.80	9/1/09	14,000,000 c	15,005,900
Idaho−.7%				
Idaho Housing Agency, MFHR	6.70	7/1/24	8,300,000	8,309,296
Power County Industrial Development Corp., SWDR (FMC Corp. Project)	6.45	8/1/32	4,750,000	5,069,580
Illinois−3.6%				
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FSA)	5.75	1/1/24	9,215,000	10,123,138
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	6,970,000	7,147,735
Cook County, GO Capital Improvement (Insured; AMBAC)	5.00	11/15/25	15,000,000 d	15,736,350
Illinois Finance Authority, Revenue (Northwestern Memorial Hospital)	5.50	8/15/43	22,310,000	23,883,078
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	10,000,000 c	10,962,300
Illinois Housing Development Authority (Multi-Family Program)	6.75	9/1/21	3,805,000	3,810,099
Indiana−1.0%				
Indiana Health and Educational Facility Financing Authority, HR (Clarian Health Obligated Group)	5.00	2/15/33	8,000,000 d	8,227,520
Indiana Transportation Finance Authority, Highway Revenue (Insured; FGIC)	5.75	12/1/21	10,000,000	11,812,600

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kansas−1.1%				
Wichita, Hospital Facilities Improvement Revenue (Christi Health System)	5.50	11/15/26	7,000,000	7,369,040
Wyandotte County Kansas City Unified Government, Utility System Revenue (Insured; AMBAC)	5.60	9/1/23	12,010,000	13,789,041
Kentucky−.5%				
Mount Sterling, LR (Kentucky League Cities Funding)	6.10	3/1/18	7,955,000	9,327,953
Maryland−1.9%				
Maryland Community Development Administration, Department of Housing and Community Development	7.71	7/1/39	10,000,000 [a,b]	10,276,650
Maryland Economic Development Corp., Student Housing Revenue (Frostburg State University Project)	6.25	10/1/33	8,580,000	8,853,874
Massachusetts−3.1%				
Massachusetts	7.81	2/1/10	20,000,000 [a,b,c]	21,711,900
Massachusetts, Special Obligation Dedicated Tax Revenue (Insured; FGIC)	5.25	1/1/14	5,000,000 [c]	5,465,000
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/22	10,200,000	11,048,334
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.25	7/1/29	10,000,000	11,459,600
Massachusetts Housing Finance Agency, SFHR	7.13	6/1/25	1,405,000	1,406,545
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/13	10,000,000	10,813,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan−.8%				
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	7,500,000	8,306,175
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,405,000	4,404,471
The Economic Development Corp. of the County of Gratiot, Limited Obligation EDR (Danly Die Set Project)	7.63	4/1/07	3,200,000	3,199,872
Minnesota−1.0%				
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.75	1/1/10	5,000,000 c	5,381,400
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	11,000,000	12,122,550
Shakopee Health Care Facilities, Revenue (Saint Francis Regional Medical Center)	5.25	9/1/34	3,000,000	3,120,750
Missouri−.9%				
Missouri Higher Education Loan Authority, Student Loan Revenue	6.75	2/15/09	11,500,000	11,537,720
Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	5,000,000 c	5,441,750
Nebraska−2.0%				
Omaha Public Power District, Electric Revenue	5.50	2/1/14	37,300,000	40,641,334
Nevada−.9%				
Clark County, IDR (Nevada Power Co. Project)	5.60	10/1/30	3,000,000	3,003,600
Clark County, IDR (Nevada Power Co. Project)	5.90	11/1/32	15,000,000	15,005,700

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire—1.1%				
New Hampshire Business Finance Authority, PCR (Public Service Co.) (Insured; MBIA)	6.00	5/1/21	15,500,000	16,344,905
New Hampshire Housing Finance Authority, Multi-Family Housing	7.55	7/1/13	1,270,000	1,386,027
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue	5.00	7/1/31	3,120,000	3,153,415
New Hampshire Housing Finance Authority, Single Family Residential Mortgage	6.85	1/1/25	1,235,000	1,237,223
New Jersey—12.2%				
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	9,505,000	10,004,963
Garden State Preservation Trust, Open Space and Farmland Preservation (Insured; FSA)	5.25	11/1/21	6,000,000	6,820,620
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	12,120,000	12,709,396
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	9,865,000	10,351,739
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co. Project) (Insured; MBIA)	6.40	5/1/32	32,040,000	32,243,134
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; FSA)	5.50	9/1/25	10,000,000	11,740,700
New Jersey Transit Corp., Master Lease Agreement, COP, Federal Transit Administration Grants (Insured; AMBAC)	5.75	9/15/10	15,000,000 c	16,222,500

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Transportation Trust Fund Authority (Insured; FSA)	7.80	6/15/12	24,660,000 [a,b]	27,705,757
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/18	7,750,000	8,962,953
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/20	12,645,000	14,759,497
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/21	17,000,000	19,007,870
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	12/15/22	20,000,000	22,979,600
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	7.28	1/1/17	30,000,000 [a,b]	31,895,850
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/39	3,000,000	3,368,520
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/41	12,065,000	13,757,720
New Mexico–.5%				
New Mexico Finance Authority, State Transportation Revenue (Senior Lien) (Insured; MBIA)	5.25	6/15/20	8,000,000	8,674,240
New Mexico Mortgage Financing Authority	6.80	1/1/26	1,375,000	1,414,504
New York–17.9%				
Long Island Power Authority, Electric System Revenue (Insured; FSA)	5.50	12/1/12	10,000,000	11,057,300
Long Island Power Authority, Electric System Revenue (Insured; FSA)	5.50	12/1/13	25,860,000	28,913,290
Metropolitan Transportation Authority, State Service Contract	5.75	1/1/18	17,025,000	19,625,228

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	10,000,000	10,358,100
New York City	5.75	3/1/18	14,185,000	15,619,104
New York City	5.00	8/1/21	10,000,000	10,502,800
New York City	5.00	12/1/22	5,000,000	5,253,000
New York City	5.25	8/15/24	18,500,000	19,795,370
New York City	5.00	8/1/28	18,125,000	19,027,806
New York City (Insured; MBIA)	5.50	5/15/09	11,180,000 c	11,855,048
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project)	6.50	3/1/35	10,000,000	10,692,000
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/46	7,000,000	7,328,160
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	10,360,000	11,643,397
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	14,000,000	16,557,240
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	5,100,000 c	5,511,264
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	11,910,000 c	12,870,422
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.78	5/1/10	29,100,000 a,b,c	31,312,037

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (City University)	7.50	7/1/10	3,560,000	3,848,858
New York State Dormitory Authority, Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	8,000,000	9,566,720
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	20,350,000	22,481,052
New York State Dormitory Authority, Revenue (Upstate Community Colleges) (Insured; FGIC)	5.50	7/1/21	7,345,000	8,536,873
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	5.50	4/1/20	15,060,000	17,434,962
Port Authority of New York and New Jersey (Consolidated Bonds, 136th Series) (Insured; MBIA)	5.00	11/1/19	12,595,000	13,353,219
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/18	10,970,000	11,784,413
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/09	20,000,000 c	20,890,000
North Carolina–1.3%				
Charlotte	5.25	2/1/15	9,380,000	9,773,960
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.00	1/1/20	14,000,000	14,962,640
North Carolina Housing Finance Agency, Single Family Revenue	6.50	9/1/26	1,520,000	1,555,629
Oklahoma–.4%				
Claremore Industrial and Redevelopment Authority, EDR (Yuba Project)	8.38	7/1/11	7,500,000	7,523,475
Pennsylvania–1.5%				
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority)	7.70	6/1/31	12,000,000 a,b	12,518,520

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Montgomery County Industrial Development Authority, Mortgage Revenue (Whitemarsh Continuing Care Retirement Community Project)	6.25	2/1/35	5,805,000	6,171,179
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	10,000,000	10,742,100
South Carolina−1.2%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	4,000,000 c	4,513,760
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/23	15,000,000	15,830,250
South Carolina Housing Finance and Development Authority, Mortgage Revenue	6.70	7/1/27	1,610,000	1,627,887
South Carolina Housing Finance and Development Authority, Mortgage Revenue (Collateralized; FHA)	6.75	7/1/26	935,000	936,169
Tennessee−.6%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/36	10,525,000	11,159,973
Texas−7.8%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	7.50	12/1/29	13,000,000	13,036,140
Brazos River Authority, PCR (TXU Electric Co. Project)	5.75	11/1/11	11,500,000	12,216,795
Brazos River Authority, PCR (TXU Energy Co. LLC Project)	6.75	10/1/38	5,790,000	6,527,183

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp. Revenue (American Airlines Inc.)	7.25	11/1/30	8,250,000	8,248,762
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp., Revenue (Bombardier Inc.)	6.15	1/1/16	5,865,000	5,930,101
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/14	15,070,000	16,322,016
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/15	10,000,000	10,772,700
Harris County Hospital District, Mortgage Revenue (Insured; AMBAC)	7.40	2/15/10	1,135,000	1,197,243
Harris County Hospital District, Mortgage Revenue (Insured; AMBAC)	7.40	2/15/10	3,205,000	3,424,254
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Airport Improvement Projects)	5.70	7/15/29	2,000,000	1,923,300
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/21	10,000,000	10,508,800
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	5,800,000	6,156,990

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Houston, Utilities System Revenue, First Lien (Insured; FSA)	5.25	5/15/21	18,075,000	19,509,793
Tarrant County Health Facilities Development Corp., Health Resources System Revenue (Insured; MBIA)	5.75	2/15/14	9,470,000	10,567,857
Texas Transportation Commission, GO (Mobility Fund)	5.00	4/1/27	13,700,000	14,386,781
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	12,000,000	13,149,480
Virginia−.6%				
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds	5.50	6/1/26	11,500,000	11,943,785
Washington−3.0%				
Bellevue (Insured; MBIA)	5.50	12/1/39	12,000,000	13,262,400
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/13	11,585,000	12,435,687
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/16	15,400,000	16,484,776
Tacoma, Electric System Revenue (Insured; FSA)	4.25	1/1/20	12,025,000	12,037,626
Tumwater Office Properties, LR (Washington State Office Building)	5.00	7/1/28	5,110,000	5,302,443
Wisconsin−2.2%				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	25,000,000	27,945,500
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care)	5.63	2/15/29	9,725,000	10,120,030

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin (continued)				
Wisconsin Health and Educational Facilities Authority, Revenue (FH Healthcare Development Inc. Project)	6.25	11/15/09	5,000,000 c	5,428,550
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	1,000,000	1,053,680
U.S. Related—2.4%				
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/29	10,685,000	12,597,936
Puerto Rico Highway and Transportation Authority, Transportation Revenue	6.00	7/1/10	20,050,000 c	21,906,029
Puerto Rico Infrastructure Financing Authority, Special Obligation	5.50	10/1/32	7,000,000	7,510,370
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/36	23,150,000	5,890,055
Total Long-Term Municipal Investments (cost $ 1,937,927,030)				**2,039,059,342**

Short-Term Municipal Investments—.9%				
Michigan—.3%				
Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.55	9/1/06	8,085,000 e	8,085,000
Oklahoma—.2%				
Oklahoma Industries Authority, Revenue (Obligated Group consisting of INTEGRIS Baptist Medical Center, Inc., INTEGRIS Rural Health, Inc. and INTEGRIS South Oklahoma City Hospital Corp.) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.55	9/1/06	3,000,000 e	3,000,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania−.2%				
Allegheny County Industrial Development Authority, Senior Health and Housing Facilities Revenue, Refunding (Longwood at Oakmont, Inc.) (Insured; Radian Group and Liquidity Facility; Bank of America)	3.58	9/1/06	2,600,000 e	2,600,000
Geisinger Authority, Health System Revenue (Geisinger Health System) (Liquidity Facility; Wachovia Bank)	3.54	9/1/06	1,000,000 e	1,000,000
Texas−.2%				
Harris County Health Facilities Development Corp., Revenue (Young Men's Christian Association of the Greater Houston Area) (LOC; JPMorgan Chase Bank)	3.55	9/1/06	3,800,000 e	3,800,000
Total Short-Term Municipal Investments (cost $18,485,000)				**18,485,000**
Total Investments (cost $1,956,412,030)			**103.7%**	**2,057,544,342**
Liabilities, Less Cash and Receivables			**(3.7%)**	**(73,222,261)**
Net Assets			**100.0%**	**1,984,322,081**

[a] *Collateral for floating rate borrowings.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $193,561,704 or 9.8% of net assets.*
[c] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*
[d] *Purchased on a delayed delivery basis.*
[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	42.3
AA		Aa		AA	22.3
A		A		A	12.8
BBB		Baa		BBB	12.6
BB		Ba		BB	2.8
B		B		B	2.5
CCC		Caa		CCC	1.4
F1		MIG1/P1		SP1/A1	.8
Not Rated f		Not Rated f		Not Rated f	2.5
					100.0

† *Based on total investments.*

f *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2006

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	1,956,412,030	2,057,544,342
Interest receivable		26,677,509
Receivable for investment securities sold		12,644,687
Receivable for shares of Common Stock subscribed		80,665
Prepaid expenses		24,863
		2,096,972,066
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		1,102,446
Payable for floating rate notes issued		81,580,000
Payable for investment securities purchased		27,111,295
Cash overdraft due to Custodian		1,060,164
Payable for shares of Common Stock redeemed		1,003,288
Interest and related expenses payable		621,497
Accrued expenses		171,295
		112,649,985
Net Assets ($)		**1,984,322,081**
Composition of Net Assets ($):		
Paid-in capital		2,005,083,403
Accumulated net realized gain (loss) on investments		(121,893,634)
Accumulated net unrealized appreciation (depreciation) on investments		101,132,312
Net Assets ($)		**1,984,322,081**
Shares Outstanding		
(600 million shares of $.001 par value Common Stock authorized)		167,311,738
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**11.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2006

Investment Income ($):	
Interest Income	**104,706,516**
Expenses:	
Management fee–Note 3(a)	12,045,296
Interest and related expenses	2,803,900
Shareholder servicing costs–Note 3(b)	1,930,210
Directors' fees and expenses–Note 3(c)	134,554
Custodian fees	103,925
Professional fees	73,231
Prospectus and shareholders' reports	46,929
Registration fees	22,641
Loan commitment fees–Note 2	15,932
Miscellaneous	73,714
Total Expenses	**17,250,332**
Less–reduction in custody fees due to earnings credit–Note 1(b)	(36,111)
Net Expenses	**17,214,221**
Investment Income–Net	**87,492,295**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	10,870,962
Net unrealized appreciation (depreciation) on investments	(37,114,021)
Net Realized and Unrealized Gain (Loss) on Investments	**(26,243,059)**
Net Increase in Net Assets Resulting from Operations	**61,249,236**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2006	2005
Operations ($):		
Investment income−net	87,492,295	91,656,695
Net realized gain (loss) on investments	10,870,962	4,002,109
Net unrealized appreciation (depreciation) on investments	(37,114,021)	25,182,394
Net Increase (Decrease) in Net Assets Resulting from Operations	**61,249,236**	**120,841,198**
Dividends to Shareholders from ($):		
Investment income−net	**(87,414,073)**	**(91,581,370)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	86,763,684	62,762,835
Dividends reinvested	57,030,220	58,892,433
Cost of shares redeemed	(218,542,758)	(208,983,964)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(74,748,854)**	**(87,328,696)**
Total Increase (Decrease) in Net Assets	**(100,913,691)**	**(58,068,868)**
Net Assets ($):		
Beginning of Period	2,085,235,772	2,143,304,640
End of Period	**1,984,322,081**	**2,085,235,772**
Capital Share Transactions (Shares):		
Shares sold	7,370,621	5,276,758
Shares issued for dividends reinvested	4,847,387	4,949,895
Shares redeemed	(18,587,121)	(17,581,631)
Net Increase (Decrease) in Shares Outstanding	**(6,369,113)**	**(7,354,978)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.01	11.84	11.51	11.82	12.32
Investment Operations:					
Investment income—net[a]	.51	.52	.48	.54	.61
Net realized and unrealized gain (loss) on investments	(.15)	.17	.34	(.31)	(.50)
Total from Investment Operations	.36	.69	.82	.23	.11
Distributions:					
Dividends from investment income—net	(.51)	(.52)	(.49)	(.54)	(.61)
Net asset value, end of period	11.86	12.01	11.84	11.51	11.82
Total Return (%)	3.14	5.94	7.20	1.91	.99
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets[b]	.86	.81	.78	.85	.92
Ratio of net expenses to average net assets[b]	.86	.77	.74	.85	.92
Ratio of net investment income to average net assets	4.35	4.36	4.12	4.56	5.14
Portfolio Turnover Rate	36.31	29.74	47.77	61.20	49.25
Net Assets, end of period ($ x 1,000)	1,984,322	2,085,236	2,143,305	2,312,997	2,497,199

[a] Based on average shares outstanding at each month end.

[b] Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Bond Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credit from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

At August 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $267,293, accumulated capital losses $121,547,904 and unrealized appreciation $100,786,582.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to August 31, 2006. If not applied, $25,873,198 of the carryover expires in fiscal 2009, $11,793,725 expires in fiscal 2010, $34,182,166 expires in fiscal 2011 and $49,698,815 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended August 31, 2006 and August 31, 2005, were as follows: tax exempt income of $87,414,073 and $91,581,370.

During the period ended August 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $78,222, increased accumulated net realized gain (loss) on investments by $185,115 and decreased paid-in capital by $106,893. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended August 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2006, the fund was charged $1,142,377 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2006, the fund was charged $591,280 pursuant to the transfer agency agreement.

During the period ended August 31, 2006, the fund was charged $4,313 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,005,551, chief compliance officer fees $1,895 and transfer agency per account fees $95,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days of their issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege. During the period ended August 31, 2006, redemption fees charged and retained by the fund amounted to $654.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2006, amounted to $715,816,192 and $778,388,518, respectively.

At August 31, 2006, the cost of investments for federal income tax purposes was $1,875,177,760; accordingly, accumulated net unrealized appreciation on investments was $100,786,582, consisting of $101,065,021 gross unrealized appreciation and $278,439 gross unrealized depreciation.

NOTE 5—Restatement

Subsequent to the issuance of the August 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
Class A shares:					
As previously reported	.72%	.72%	.72%	.72%	.71%
As restated	.86%	.81%	.78%	.85%	.92%

Ratio of Net Expenses	2006	2005	2004	2003	2002
As previously reported	.72%	.68%	.68%	.72%	.71%
As restated	.86%	.77%	.74%	.85%	.92%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of investments, the statement of assets and liabilities, the statement of operations and the statement of changes in net assets were also restated as follows:

	2006 As Previously Reported	2006 As Restated
Portfolio of Investments:		
Total investments	1,975,965,342	2,057,544,342
Identified cost	1,875,362,874	1,956,412,030
Other assets and liabilities	8,357,739	(73,222,261)
Statement of Assets and Liabilities:		
Total investments in securities, at value	1,975,964,342	2,057,544,342
Identified cost	1,875,362,874	1,956,412,030
Interset receivable	26,056,012	26,677,509
Total assets	2,014,770,569	2,096,972,066
Payable for floating rate notes issued	–	81,580,000
Intersest and related expenses payable	–	621,497
Total liabilities	30,448,488	112,649,985
Net unrealized appreciation on investments	100,601,468	101,132,312
Accumulated net realized loss on investments	(121,362,790)	(121,893,634)

	2006 As Previously Reported	2006 As Restated
Statement of Operations:		
Investment income–Interest	101,902,616	104,706,516
Expense–Interest	–	2,803,900
Total expenses	14,446,432	17,250,332
Net expenses	14,410,321	17,214,221
Net realized gain on investments	11,013,651	10,870,962
Net change in unrealized appreciation (depreciation) on investments	(37,256,710)	(37,114,021)
Statement of Change in Net Assets:		
Net realized gain on investments	11,013,651	10,870,962
Net change in unrealized appreciation (depreciation) on investments	(37,256,710)	(37,114,021)

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Municipal Bond Fund (one of the funds comprising Dreyfus Bond Funds, Inc), as of August 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned August 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Bond Fund at August 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5, the statement of assets and liabilities, including the statement of investments, as of August 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein have been restated.

Ernst + Young LLP

New York, New York
October 10, 2006
(except for Note 5 as to which
  the date is January 29, 2007)

IMPORTANT TAX INFORMATION _(Unaudited)

In accordance with federal tax law, the fund hereby designates all dividends paid from investment income-net during its fiscal year ended August 31, 2006 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 189

————————

David W. Burke (70)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 80

————————

William Hodding Carter III (71)
Board Member (1988)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 12

————————

Ehud Houminer (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 39

40

Richard C. Leone (66)
Board Member (1987)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 12

————————

Hans C. Mautner (68)
Board Member (1987)

Principal Occupation During Past 5 Years:
• President–International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of: Mezzacappa Long/Short Fund LLC

No. of Portfolios for which Board Member Serves: 12

————————

Robin A. Melvin (42)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Director, Boisi Family foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 12

————————

John E. Zuccotti (69)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 12

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0054AR0806A